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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

         Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended.


                        Commission File Number: 000-28761
                                                ---------

                            JAG Media Holdings, Inc.
                            (f/k/a JagNotes.com Inc.)
                            -------------------------
             (Exact name of registrant as specified in its charter)

                         6865 SW 18th Street, Suite B13
                            Boca Raton, Florida 33433
                                 (561) 393-0605
               ---------------------------------------------------
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                   Common Stock, par value $0.00001 per share
                   ------------------------------------------
               (Title of each class of securities covered by this
                                      Form)

               Class A Common Stock, par value $0.00001 per share Series 1 Class B Common Stock, par value $0.00001 per share
          -----------------------------------------------------------
             (Titles of all other classes of securities for which a
           duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to files reports:

                      Rule 12g-4(a)(1)(i)  [x]         Rule 12h-3(b)(1)(ii)  [ ]
                      Rule 12g-4(a)(1)(ii) [ ]         Rule 12h-3(b)(2)(i)   [ ]
                      Rule 12g-4(a)(2)(i)  [ ]         Rule 12h-3(b)(2)(ii)  [ ]
                      Rule 12g-4(a)(2)(ii) [ ]         Rule 15d-6            [ ]
                      Rule 12h-3(b)(1)(i)  [x]

Approximate number of holders of record of Common Stock as of the certificate or notice date: None (0)


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, JAG Media Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: April 12, 2002
                               JAG MEDIA HOLDINGS, INC.

                               By: /s/ Gary Valinoti
                                   ----------------------------------
                                    Name:  Gary Valinoti
                                    Title: President and Chief Executive Officer